P.E. 11/8/01

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

U.S. POST OFFICE DELAYED

FEB 14 2002

02014911

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2001 - dated November 8, 2001

Commission file number 0-13391

PROCESSED
FEB 20 2002
THOMSON
FINANCIAL

SAMEX Mining Corp.

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)

SAMEX

SAMEX MINING CORP.

301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
TEL: (604) 870-9920
FAX: (604) 870-9930

TOLL FREE: 1-800-828-1488
E-MAIL: samex@direct.ca
WEB SITE: www.samex.com
SYMBOL: SXG-VSE

November 8, 2001

BC Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

ATTN: Filings Officer

Dear Sirs:

RE: Form 20 - Distribution of 1,260,000 Units - Private Placement

Enclosed herewith for filing is a Form 20 for the distribution of 1,260,000 units on November 1, 2001, your fee check list form and the Company's cheque in the amount of $100.00 to cover your fees and a copy of the Canadian Venture Exchange letter of approval dated October 29, 2001.

Yours truly,

SAMEX Mining Corp.

Brenda McLean
Corporate Secretary

/blm
Encl.

cc: Leschert & Company, Attn: Allen Leschert
Canadian Venture Exchange
US Securities Commission
Moody's Investors Service
Pink Sheets LLC

This is the form required under section 139 of the *Securities R*ules and , if applicable, by an order issued under section 76 of the *Securities Act*.

FORM 20

Securities Act

REPORT OF EXEMPT DISTRIBUTION

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(I), (14), (16)(I), (18), (19) or (23) to (26) of the Securities Act, R.S.B.C. 1996, c. 418, or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, R.B.C. Reg. 194/97 or, if applicable, by an order issued under section 76 of the Securities Act.

1. Name, address and telephone number of the issuer of the security distributed.

   SAMEX Mining Corp.
   301 - 32920 Ventura Avenue
   Abbotsford, BC
   V2S 6J3

2. State whether the issuer is or is not an exchange issuer (i.e. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

   1,260,000 common shares and 1,260,000 non-transferable share purchase warrants. Each warrant entitles the holder to purchase one common share at a price of $0.10 if exercised at any time during the two year term of the warrant. The warrants expire on November 1, 2003.

4. Date of Distribution:

   November 1, 2001

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order of the blanket order number under which the distribution(s) of the security was made:

   Section 128(h) of the Rules and Section 74(2)(9) of the Act.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) or this section.

(a)

Name & Address of Purchaser	Number of Securities Purchased	Price Per Share ($)	Total Purchase Price ($)	Section of Act/Rules and if applicable Date of Discretionary Order or Blanket Order Number
Rory Blackwell 7551 188th Street NW Edmonton, AB, T5T 5W9	50,000	$0.10/ unit	$5,000.00	Section 128(h) of the Rules
Murray Braucht Box 1255 Wabasca, AB, T0G 2E0	100,000	$0.10/ unit	$10,000.00	Section 128(h) of the Rules
C.R. Collett Enterprises Ltd. Box 725 High Prairie, AB, T0G 1E0	100,000	$0.10/ unit	$10,000.00	Section 128(h) of the Rules
Sheila Collett Box 2768 High Prairie, AB, T0G 1E0	100,000	$0.10/ unit	$10,000.00	Section 128(h) of the Rules
Peter J. Dahl 4225 Townline Road Abbotsford, BC, V4X 1Y7	150,000	$0.10/ unit	$15,000.00	Section 74(2)(9) of the Act
Walter/Alida Dahl RR#2, 932 Powerhouse Road Abbotsford, BC, V3G 1T7	20,000	$0.10/ unit	$2,000.00	Section 128(h) of the Rules
Alan Heffren 101 Goebel Drive Spruce Grove, AB, T7X 1Z3	200,000	$0.10/ unit	$20,000.00	Section 128(h) of the Rules
David L. Kells 36039 Village Knoll Abbotsford, BC, V3G 1E3	20,000	$0.10/ unit	$2,000.00	Section 128(h) of the Rules
Leonard Remple Holdings (1998) Ltd. 3940 Verdon Way Abbotsford, BC, V2T 7Y3	20,000	$0.10/ unit	$2,000.00	Section 128(h) of the Rules
Maxwell A. Munday #206 4400 Dominion Street Burnaby, BC, V5G 4G3	400,000	$0.10/ unit	$40,000.00	Section 128(h) of the Rules
Kerry Seale 31483 Crossley Court Abbotsford, BC, V2T 5G8	100,000	$0.10/ unit	$10,000.00	Section 128(h) of the Rules
TOTALS	1,260,000		$126,000.00	

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request. n/a

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia is respect of which this report is filed.

$ 71,000

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid. n/a

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

   nil

10. If the distribution of the security was made under section 128(h) of the Rules, state

    (a) The number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and;

    6 placees - (1 placee was involved in two private placements)

    (b) The total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

    $163,500

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Abbotsford, BC this 8th day of November, 2001.

SAMEX Mining Corp.
Name of Issuer *(please print)*

Signature of authorized signatory

Larry D. McLean, Vice President, Operations
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SAMEX

S A M E X M I N I N G C O R P.

TOLL FREE: 1-800-828-1488
E-MAIL: samex@direct.ca
WEB SITE: www.samex.com
TRADING SYMBOLS:
SXG - CDNX
SMXMF - NASD OTC:BB

CORPORATE OFFICE
301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
CANADA
TEL: (604) 870-9920
FAX: (604) 870-9930

NEWS RELEASE - No. 22-01

November 8, 2001

PRIVATE PLACEMENT COMPLETED

SAMEX has completed a private placement of 1,260,000 units comprised of one common share and one warrant at a price of $0.10 per unit (originally announced in News Release No. 19-01 dated October 17, 2001). The warrant entitles the holder to purchase an additional common share at a price of $0.10 per share if exercised at any time during the two year term of the warrant which expires November 1, 2003. Regulatory acceptance was granted and the 1,260,000 share/warrant units were issued November 1, 2001. The units are subject to a hold period until March 1, 2002. The proceeds of the private placement will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital. A director/officer of SAMEX was a placee for 150,000 units.

Jeffrey Dahl
President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX Mining Corp.
(Registrant)

Date: November 8, 2001 By: "Larry D. McLean"
Larry D. McLean
Vice President, Operations